1000 Truxtun Avenue, Bakersfield, CA 93301

July 30, 2009

Securities and Exchange Commission
Attn: Babette Cooper, Staff Accountant
Mail Stop 4720
Division of Corporation Finance
Washington, D.C. 20549-0306

RE: San Joaquin Bancorp – Item 4.02 Form 8-K filed July 22, 2009; File No. 000-52165

Dear Ms. Cooper:

     This letter is in response to your comment letter dated July 23, 2009 requesting further explanation of information filed for Item 4.02 of Form 8-K.

We would like to address each comment as follows:

Question 1: How and when will restated financial statements be filed?

Answer 1: We are currently in the process of preparing restated financial statements for the interim period ended March 31, 2009. We plan to include the restated financial statements in an amendment to our first quarter 2009 Form 10-Q that was originally filed on May 11, 2009. We expect to file the amended report not later than August 7, 2009.

Question 2: Describe the effect of the restatement on the officers’ conclusions regarding the effectiveness of the company’s disclosure controls and procedures and internal controls over financial reporting.

Answer 2: Subsequent to the original filing of the Form 10-Q for the first quarter of 2009, the Company continued an ongoing evaluation of its classified loan portfolio, the financial condition of certain of the Company’s borrowers and reviewed specific collateral dependent real estate related loans. During this period, the impact of continued recessionary pressures on borrowers and collateral values was gathered by management on a constantly evolving basis. As a result, management identified additional loans that had become impaired and it also downgraded certain loans to classified loan status due to continuing deterioration of credit quality and the borrowers’ ability to make contractually due payments. In addition, during this period, management received new appraisals that, upon analysis, indicated that the value of collateral for certain of the Company’s real estate loans had declined significantly compared to other

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data which had previously been available to the Company. It was also determined that these changes, in the aggregate, were material and should have been reflected and reported in the first quarter of 2009.

Subsequent to our original filing of the first quarter 2009 report on Form 10-Q, management identified a material weakness in internal control related to the Company’s policies and procedures for monitoring of and responding to certain financial reporting risks. Specifically, the Company’s policies and procedures in effect at March 31, 2009 did not provide for timely evaluation of and revision to management’s approach for assessing credit risk inherent in the Company’s loan portfolio. Management also concluded that the Company’s disclosure controls and procedures were not effective as of March 31, 2009. The Company intends to disclose the information in this paragraph in its amended Form 8-K/A, which will be filed immediately after this letter is provided to you.

Management is currently discussing its internal control environment and disclosure controls and procedures with the Audit Committee and our independent accountant. Management intends to implement, with the approval of the Company’s Audit Committee and prior to filing our amended Form 10-Q, modified internal control procedures and disclosure controls and procedures that we anticipate will operate effectively with respect to our amended Form 10-Q for the first quarter of 2009 and subsequent reports.

Question 3: Please tell us what transpired between the time of filing of the Form 10-Q on May 11, 2009 and meeting with your regulators on June 29, 2009 that resulted in your determination that your first quarter financial statements should not be relied upon.

Answer 3: Please refer to the first paragraph in our answer to question 2, above. The Federal Reserve Bank of San Francisco (“Reserve Bank”) and the California Department of Financial Institutions (“DFI”) completed a joint exam of our bank subsidiary, San Joaquin Bank, at the end of the first week of May. However, their examination results and conclusions were not provided to us at that time. Thereafter, between approximately May 11, 2009 and July 17, 2009, management had ongoing discussions with the Reserve Bank and DFI regarding numerous matters including the classification of various loans, appraisals and impairment amounts, loan charge offs and appropriate provisions for loan losses. Most of these discussions focused on individual credits since the information was constantly evolving. On June 29, 2009, representatives of the Reserve Bank and the DFI met with our management and board of directors to present orally for the first time their results of examination. Based, in part, on the findings presented to us on June 29th, coupled with the ongoing discussions that we had been holding with our regulators and our own continuing evaluations noted above in our answer to question #2, management was finally able to integrate all of the updated information and reach a cumulative assessment as to the impact of additional impaired loans, increases to our allowance for loan losses and additional charge offs and associated changes to our financial statements.

At this point, after a further analysis, we also determined that these changes, in the aggregate, were material and should have been reflected and recorded in the first quarter of 2009. Based upon our integration of all of this information, on July 17, 2009,

 July 30, 2009

management determined that the Company’s previously issued first quarter 2009 consolidated financial statements should be restated to reflect the additional loan charge-offs, additions to the allowance for loan losses and corresponding charges to earnings and shareholders’ equity. In summary, only after we filed our first quarter 2009 Form 10-Q on May 11, 2009 and many more weeks of gathering new information, discussion and evaluation, was management fully able to integrate and assess the constantly evolving facts and circumstances related to our Company’s credit quality and exercise an informed judgment with respect to the overall impact of these findings on our first quarter 2009 financial statements.

In addition to the responses above, San Joaquin Bancorp acknowledges the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please review the above responses and management acknowledgements, and let me know if you have any additional comments.

Sincerely,

Bart Hill
President